2135 W. Maple Rd. Troy, MI 48084	arvinmeritorinc.com

March 11, 2008

Susan Block

Attorney-Advisor

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

    Re: ArvinMeritor, Inc.

File No. 001-15983
Form 10-K for the fiscal year ended September 30, 2007
Proxy Statement filed December 10, 2007

Dear Ms. Block:

On behalf of ArvinMeritor, Inc. (the “Company”), we are providing the following responses to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated January 31, 2008 and received by the Company on March 5, 2008, relating to the Company’s above-referenced Proxy Statement (the “2007 Proxy Statement”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

Schedule 14A

Annual Incentives, page 20

1.

We note your disclosure that annual incentive goals are based on target levels specified in the company’s annual operating plan. Please quantify and disclose the specific amount of each AOP performance target, including EBITDA and free cash flow, that must be achieved in order for your executive officers to earn their annual incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of

Securities and Exchange Commission

March 11, 2008

these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period, if material.

On a Company-wide basis, our 2007 annual operating performance target for EBITDA (as defined on page 20 of the 2007 Proxy Statement) was $312 million and for free cash flow was $75 million. As discussed on page 21 of the 2007 Proxy Statement, for participants employed by a business segment, EBITDA and free cash flow for that business segment also comprised a portion of that participant’s annual cash incentive goals. The target EBITDA for our Light Vehicle Systems business segment was $92 million and target free cash flow was $25 million. The target EBITDA for our Commercial Vehicle Systems business segment was $258 million and target free cash flow was $235 million.

The Company did not believe that a quantitative discussion of the annual operating performance targets was required in the 2007 Proxy Statement. However, upon reflection on the Commission’s comments, the Company intends to comply with the Commission’s comments in our future filings. Accordingly, in the Company’s proxy statement filed at the end of calendar year 2008, the Company intends to disclose the quantitative targets used in determining annual incentive compensation for 2008, to the extent material to an investor’s understanding of our compensation programs.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on our responses, please contact me at 248-435-4709.

Sincerely,

/s/ Barbara G. Novak

Barbara G. Novak

Vice President and Corporate Secretary

ArvinMeritor, Inc.